OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         December 22, 2005               FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2333
                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Celeste M. Murphy

                  Re:      Whitehall Jewellers, Inc.
                           Schedule TO-T filed by JWL Acquisition Corp. and
                           Newcastle Partners, L.P. on December 5, 2005
                           File No. 005-46037
                           ------------------------------------------------

Ladies and Gentlemen:

         On behalf of  Newcastle  Partners,  L.P., a Texas  limited  partnership
("NEWCASTLE"),  and JWR  Acquisition  Corp., a Delaware  corporation  ("JWR" and together with  Newcastle,  the  "COMPANY"),  transmitted  herewith for filing is
Amendment No. 2 to Schedule TO-T ("AMENDMENT NO. 2"). We acknowledge  receipt of the letter of comment dated  December 16, 2005 from the  Securities and Exchange
Commission (the "COMMISSION LETTER") with regard to the above referenced matter.
We have reviewed the letter with the Company and the following are its responses to the  Commission  Letter.  The  responses  are  numbered to coincide  with the numbering of the comments in the Commission Letter.

SUMMARY TERM SHEET, PAGE 1

1.   Please remove your  qualification  of the information in the summary.  This limitation  appears to limit reliance by investors on the summary.  We view this  limitation as  inappropriate  since the summary is being  provided to shareholders in a public disclosure  document under the federal  securities laws and must describe the most material terms of the proposed transaction.
     The  summary  term sheet must  provide  security  holders  with  sufficient information to understand the essential  features and  significance  of the proposed  transaction.  Please see Item 1 of  Schedule  TO and Item 1000 of
     Regulation  M-A. You may urge security  holders to read the entirety of the disclosure documents.

     The Company has made the  requested  revision by deleting the last sentence of the first  paragraph of the Summary Term Sheet and replacing it with the

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

U.S. Securities and Exchange Commission
December 22, 2005

     following  language:  "This  summary  term  sheet  is  not  meant  to  be a substitute for the information  contained in the remainder of this Offer to
     Purchase  and the  related  Letter  of  Transmittal,  and  the  information contained  in this  summary  term sheet is qualified in its entirety by the more  detailed  descriptions  and  explanations  contained in this Offer to
     Purchase and the related  Letter of  Transmittal.  We urge you to carefully read this entire Offer to Purchase and the related Letter of Transmittal."

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES? PAGE 3

2.   Please remove the qualification of prompt payment on "the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in "The  Offer--Section  14" that are dependent upon the receipt of government approvals." You may not condition prompt payment.
     Please see Rule 14e-1(c). Please make corresponding changes throughout your disclosure, including, but not limited to the disclosure on page 8.

     The Company has made the requested  revision by deleting all  qualification to prompt payment and explicitly stating that payment will be made promptly after the termination or withdrawal of the tender offer.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES? PAGE 3

3.   Please tell us how you can make the assertion that all shares  exchanged in a merger  transaction  will be for an amount in cash per share equal to the price per share  paid in the  offer  and that the only  difference  between tendering and not tendering shares in the offer is that tendering  security holders will be paid earlier. You should reconcile this with the disclosure on page 22 in which you  reserve  the right to propose  consideration  in a merger  consisting of securities or a combination  of cash and  securities.
     You further  state that you reserve the right to propose  consideration  in such a  transaction  have a value more or less than the amount  referred to above.

     The Company has made the requested  revision by deleting the  contradictory reservations.

THE OFFER, PAGE 6

4.   We  note  your  statement   that  if  the  "Rights"   detach  and  separate
     certificates evidencing the Rights are issued,  tendering stockholders will be required to deliver Rights  certificates  with the common stock.  Please revise your  disclosure to explain how this would happen,  for example,  by board  action,  and state  how you would  give  notice  of the  change  and instruction  regarding any additional  procedural  requirements you plan to adopt.  Please  make  corresponding  changes  throughout  your  disclosure, including, but not limited to the disclosure on page 14.

     The Company has made the  requested  revisions by  referring  the reader in
     Section 1 ("Terms of the Offer") to Section 8 ("Certain  Information  About
     the Company")  where the mechanics of how Rights can detach from the Common
     Stock of Whitehall  Jewellers,  Inc. are discussed in detail.  In addition,

U.S. Securities and Exchange Commission
December 22, 2005

     the Company now states in both Section 1 ("Terms of the Offer") and Section
     8 ("Certain  Information  About the Company")  that upon any  detachment of
     Rights from the Common  Stock of  Whitehall  Jewellers,  Inc.,  the Company
     would  issue  a  press  release   setting  forth  exactly  what  procedures
     stockholders  need to follow in order to tender  their  Rights  along  with their Common Stock.

PREFERRED STOCK PURCHASE RIGHTS, PAGE 14

5.   We note than unless your rights  condition is satisfied,  company  security holders will be required to tender one right for each share of common stock tendered in order to affect a valid  tender of shares in  accordance.  Your further state that  "[b]ecause  of the nature of the dividend,  liquidation
     and  voting  rights  of  the  Preferred  Shares,   the  value  of  the  one
     one-hundredth  interest in a Preferred Share  purchasable  upon exercise of each  Right  should  approximate  the value of one  share of Common  Stock, adjusted to give effect to any dilution  event." Please  describe the basis for your  valuation  of the  rights.  Further,  state  whether  you will be providing  any  additional  compensation  if the rights detach and security holders are required to deliver rights certificates with the common stock.

     The Company has made the requested revision by deleting its prior arbitrary valuation of the Rights and replacing  such  language  with an  affirmative statement  that the Company will not pay any additional  consideration  for the tendering of a Right.

CONDITIONS TO THE OFFER, PAGE 23

6.   We note your condition labeled (v)(a) where if you learn that any person or
     "group" has  acquired or proposed to acquire  beneficial  ownership of more than 5% of any class or series of capital stock or the  company...  We note that Prentice Capital  Management,  LP filed a Schedule 13D on December 14,
     2005 that claims 65.5% of the  company's  shares.  Tell us if you view that
     Schedule 13D filings as a triggering  event for your  condition  and if so, whether you intend to waive the condition.

     The Company  does not view this cited  Schedule  13D filing as a triggering event  because  condition  (v)(a)  specifically  states "...or we otherwise learn that any person or "group"  (as  defined in Section  13(d)(3)  of the
     Exchange Act) has acquired or proposes to acquire  beneficial  ownership of more  than 5% of any  class or  series  of  capital  stock  of the  Company
     (including the Shares),  through the acquisition of stock, the formation of a  group  or  otherwise,  or is  granted  any  option,  right  or  warrant, conditional or otherwise,  to acquire beneficial  ownership of more than 5%
     of any class or series  of  capital  stock of the  Company  (including  the
     Shares) other than  acquisitions for bona fide arbitrage  purposes only and
     OTHER THAN AS  DISCLOSED  IN A SCHEDULE  13D OR 13G ON FILE WITH THE SEC ON
     DECEMBER 2, 2005." As Prentice Capital Management,  LP previously disclosed its  beneficial  ownership  of  65.25%  of the  common  stock of  Whitehall
     Jewellers,  Inc. in a Schedule 13D filed with the  Securities  and Exchange
     Commission  on October 13,  2005,  the Company  deems the December 14, 2005
     Schedule 13D as falling within the italicized exception (as the Company was aware of these  holdings (or potential  holdings)  prior to commencing  the tender offer on December 5, 2005).

U.S. Securities and Exchange Commission
December 22, 2005

     To further clarify this position,  the Company has included a parenthetical at the end of the italicized exception specifically  acknowledging that the
     Schedule 13D filed by Prentice Capital Management,  LP on October 13, 2005,
     as subsequently  amended,  does not alone cause condition (v)(a) to fail to be satisfied.

7.   In our view,  you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity,  capable of some measure of objective verification,  and outside of your control. You state, in the  last  paragraph  of this  section  that you may  assert  any of the conditions  "regardless  of the  circumstances  (including  any  action  or omission  by  Parent or us)  giving  rise to any such  conditions."  Please revise in accordance with our position.

     The Company has made the requested revision by explicitly excluding its own affirmative  actions or  omissions  from those  events that would allow the
     Company to maintain that a "condition" has not been satisfied.

         Please direct any questions or comments  concerning  Amendment No. 2 or this response to the undersigned at (212) 451-2333.

                                        Very truly yours,

                                        /s/ Steven Wolosky
                                        Steven Wolosky

Enclosure